February 17, 2006
BY HAND DELIVERY AND EDGAR
Ms. Nancy Maloney
Mr. Donald A. Walker, Jr.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CapitalSource Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Quarters Ended March 31, 2005; June 30, 2005 and September 30, 2005 File No. 001-31753
Dear Ms. Maloney and Mr. Walker:
This letter responds to the comments set forth in your comment letter addressed to CapitalSource Inc. (“CapitalSource”) dated February 7, 2006. CapitalSource’s responses to the staff’s comments are set forth below the text of the comment from your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Capital Analytics — page 16
1.	We note your response to comment 1 of our letter dated January 6, 2006 where you state that CapitalAnalytics charges are deferred. Please tell us whether these charges include an intercompany profit margin. If a profit margin is included in these charges, please tell us how you account for the mark-up above incurred costs.
Response: CapitalAnalytics charges do not include an intercompany profit margin. Any amounts deferred under SFAS No. 91 are at cost.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Borrowings and Liquidity
Convertible Debt — page 43
2.	We note in your response to comment 4 of our letter dated January 6, 2006, that you consider the embedded derivative related to the contingent interest feature to be de minimis. Please tell us the amount which represents the fair value of your contingent interest feature at December 31, 2004. Please tell us how you considered different pricing scenarios in valuing the contingent interest feature (for example, offering the debt including the interest feature versus excluding the interest feature).
Response: We estimated the fair value of the contingent interest feature as of December 31, 2004 was $0. An investment banking firm concurred with our valuation of $0 for the contingent interest feature as of December 31, 2004. Prior to pricing the July Debentures in June 2004, we considered what the pricing likely would be with and without the contingent interest feature. We consulted with an investment banking firm during this process and mutually concluded that there would be no differences in the pricing of the July Debentures with and without the contingent interest feature. As discussed in our prior response and based on our discussions with an investment banking firm, we do not believe an investor in our July Debentures ascribed any value to the contingent interest feature since we have the right to redeem the July Debentures prior to incurring any contingent interest payments.
Allowance for Loan Losses
3.	We note your response to comment 8 of our letter dated January 6, 2006. Please provide us with your SFAS No. 5 analysis for determining that no liability need be recorded for your unfunded loan commitments.
Response: Paragraph 8 of SFAS No. 5 provides for recording of a loss contingency when the contingency is probable and estimable. In preparing our SFAS No. 5 analysis, we do not include a liability for unfunded conditional loan commitments since we do not believe unfunded loan commitments should be considered for loss contingencies until conditional funding has occurred. Predominantly all of our loan commitments are conditional in nature. These loan agreements include provisions that afford us the right to not fund a commitment if the borrower does not meet certain terms and conditions, including “material adverse change” provisions. For loans where we have provided a specific reserve, the borrower generally has not met such conditions and thus we would not be required to provide additional funding and do not provide a reserve for any remaining unfunded commitment. For loans that are in compliance with all terms of the respective loan agreement, the unfunded loan commitments generally are conditional as discussed above and, therefore, we have not provided a reserve with respect to such amounts. Our assessment with respect to not providing reserves on unfunded loan commitments is further supported by the fact that we have not experienced a loss during our operating history with respect to an unfunded commitment.

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
4.	We note your response to comment 11 of our letter dated January 6, 2006. Please tell us how you addressed the following criteria under SAB Topic 5.M in your impairment analysis for your investments carried at cost:
•	The length of time and the extent to which the market value has been less than cost;

•	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; and

•	Your intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Response: Investments carried at cost as of September 30, 2005 and December 31, 2004, totaled $43.7 million and $37.5 million, respectively, and represented 0.75% and 0.79% of our total assets as of those respective dates.
We estimated the fair value of our investments carried at cost at September 30, 2005 and December 31, 2004, to determine whether any investments are impaired (i.e., cost basis exceeds estimated fair value) and, if impaired, whether such impairment was other-than-temporary. As of September 30, 2005 and December 31, 2004, cost based investments totaling $0.8 million and $12.2 million, respectively, had an estimated fair value below their carrying value. The schedule below summarizes all of the cost basis investments which we concluded were temporarily impaired as of December 31, 2004 and how they were resolved as of September 30, 2005:

	Number of Equity	Cost Basis as of	Other-Than-Temporary
	Investments	December 31, 2004	Impairment
	($ in thousands)
Recovered up to or beyond the carrying value of the investment as of September 30, 2005	10	$7,704	$—
Other-than-temporary impairments during the nine months ended September 30, 2005	6	4,500	(3,245)
Total	16	$12,204	$(3,245)

For those investments where estimated fair value was below cost as of December 31, 2004 and September 30, 2005, we considered the criteria in SAB Topic 5.M as follows:
•	Length of time and extent to which the market value has been less than cost.

We compare the estimated fair value of each cost based investment to its cost each quarter. For any of our investments in which the estimated fair value was less than cost for six to nine months, we considered whether the impairment of that investment was other-than-temporary as discussed below. For any of our investments in which the estimated fair value was less than cost for a period of time less than six to nine months, we considered the impairment to be temporary unless the investee experienced severe financial distress as evidenced by events such as bankruptcy or a default on a loan payment. In such cases of severe financial distress, we considered whether the impairment of that investment was other-than-temporary as discussed below and, if appropriate, recognized a loss in that quarter;

•	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential.

Substantially all of our cost based investments are in companies with which we also have a lending relationship with and, therefore, we have access to information with respect to our investees’ current financial condition and forecasts about their financial performance and near-term prospects. For those investments that had an estimated fair value that was less than cost for greater than six to nine months, we considered the reasons that drove the current estimate of fair value for that investee (e.g., EBITDA, the multiples applied to the EBITDA, etc.) and considered what the overall operating outlook was for those investees in the next year (e.g., revenue and EBITDA forecasts, outlook for industry, etc.). We also took into account whether the loan associated with the investment being analyzed was impaired, as we view this as an important qualitative consideration in our assessment process; and

•	Our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Our cost based investments are in privately held small to medium sized companies and are illiquid in nature. We do not consider these investments as a source of cash flows to fund our operations. Our intent and ability with respect to these investments is to retain them as long as required to allow for the recovery in their market value. Having said that, to the extent that there was information available as of September 30, 2005 or December 31, 2004, with respect to an upcoming near-term liquidity event that would cause us to dispose of our investment (sale of investee) or suggest a new equity value (new capital infusion), we considered that information in our determination of whether any impairment was other-than-temporary.

As a result of our review for impairment of cost basis investments based on the assessment process described above, we recorded other-than-temporary impairment charges of $3.4 million and $1.1 million during the nine months ended September 30, 2005, and year ended December 31, 2004, respectively. Substantially all of the other-than-temporary impairment charges of our cost basis investments involved companies with which we also had a lending relationship with and the loan to those companies was also impaired. As noted above, virtually all of the cost basis investments that we concluded were temporarily impaired as of December 31, 2004, have either recovered up to or beyond the carrying value of the investment as of September 30, 2005, or were other-than-temporarily impaired during the nine months then ended. As such, after the aforementioned other-than-temporary impairment charges and/or recoveries in value, only $0.8 million of our cost basis investments had an estimated fair value below cost as of September 30, 2005.
Note 17. Derivatives and Off-Balance Sheet Financial Instruments — page F-40
5.	We note your response to comments 12 and 19 of our letter dated January 6, 2006. Please tell us how you calculate the value of your hypothetical interest rate swaps and measure ineffectiveness in connection with these swaps. Please quantify the amounts of ineffectiveness calculated for the years ended December 2004 and 2003.
Response:
As noted in our prior response, as of December 31, 2004 and 2003, the fair value of our cash flow hedges was $(0.5) million and $15,000, respectively. The amount of ineffectiveness determined for our basis swaps designated as cash flow hedges was $3,119 and $134 for the years ended December 31, 2004 and 2003, respectively. We concluded that the ineffectiveness computed for the years ended December 31, 2004 and 2003 was immaterial to our results of operations.
To assist in calculating this ineffectiveness, a third party financial institution provides us with estimated fair values for our basis swaps which are designated as cash flow hedges and also our related hypothetical basis swaps. In calculating the estimated fair value of the hypothetical basis swap, which has a fair value of $0 at inception, we considered the reset dates of the loans and the term debt compared to the respective legs of the basis swaps, the source of the Prime rate, the notional amount of the swap and the hedged instruments, and the effect of prepayments on scheduled amortization of the loans and debt in relation to the scheduled declining notional amount of the swap legs. As such, we believe any applicable sources of ineffectiveness have been incorporated into the terms and related valuation of the hypothetical basis swap. Ineffectiveness generally results from the timing and amount of unscheduled prepayments of the underlying loans and the related scheduled declining notional amount of the basis swap, which, as part of the terms of the swaps, adjust prospectively at the end of each period to match the remaining outstanding principal amount of the loans— therefore “self-calibrating” the hedge at the end of each period to minimize ineffectiveness for the next period. We use the estimates of the third party financial institution to measure ineffectiveness of the basis swaps by comparing the difference between the cumulative changes in fair value of each basis swap to the cumulative changes in fair value of the related hypothetical basis swap.
* * * *
Should you have any questions concerning the above responses, please do not hesitate to call me at (301) 841-2866.
Sincerely,

Thomas A. Fink
Chief Financial Officer